SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MicroStrategy Incorporated
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

594972408
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 9 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 594972408	13G/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Eminence Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 841,725 shares of Class A Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 841,725 shares of Class A Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 841,725 shares of Class A Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.3%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 594972408	13G/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Eminence GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 765,377 shares of Class A Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 765,377 shares of Class A Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 765,377 shares of Class A Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.5%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 594972408	13G/A	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Ricky C. Sandler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,367 shares of Class A Common Stock
	6	SHARED VOTING POWER 843,625 shares of Class A Common Stock
	7	SOLE DISPOSITIVE POWER 1,367 shares of Class A Common Stock
	8	SHARED DISPOSITIVE POWER 843,625 shares of Class A Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 844,992 shares of Class A Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.3%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 594972408	13G/A	Page 5 of 9 Pages

Item 1(a).	NAME OF ISSUER

The name of the issuer is MicroStrategy Incorporated (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

The Company's principal executive offices are located at 1850 Towers Crescent Plaza, Tysons Corner, VA 22182.

Item 2(a).	NAME OF PERSON FILING

This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

	(i)	Eminence Capital, LLC, a New York limited liability company ("Eminence Capital");

	(ii)	Eminence GP, LLC, a New York limited liability company ("Eminence GP"); and

	(iii)	Ricky C. Sandler, a U.S. citizen ("Mr. Sandler").

This statement relates to shares of Class A Common Stock as defined in Item 2(d) below held for the accounts of:

	(i)	Eminence Partners, L.P., a New York limited partnership ("Eminence I"); Eminence Partners II, L.P., a New York limited partnership ("Eminence II"); Eminence Partners Leveraged, L.P., a Delaware limited partnership ("Eminence Leveraged"); Eminence Partners Long, L.P., a Delaware limited partnership (together with Eminence I, Eminence II and Eminence Leveraged, the "Partnerships"); as well as Eminence Fund Master, Ltd. ("Eminence Offshore") and Eminence Fund Leveraged Master, Ltd. (together with Eminence Offshore, the "Offshore Funds"), each a Cayman Islands company. The Partnerships and the Offshore Funds are collectively referred to as the "Eminence Funds".

	(ii)	A separately managed account (the "SMA"); and

	(iii)	Family accounts and other related accounts over which Mr. Sandler has investment discretion (the "Family Accounts").

CUSIP No. 594972408	13G/A	Page 6 of 9 Pages

Eminence Capital serves as the management company to the Eminence Funds with respect to the shares of Class A Common Stock directly owned by the Eminence Funds and the investment adviser to the SMA with respect to the shares of Class A Common Stock directly owned by the SMA.  Eminence Capital may be deemed to have voting and dispositive power over the shares held for the accounts of the Eminence Funds and the SMA.

Eminence GP serves as general partner or manager with respect to the shares of Class A Common Stock directly owned by the Eminence Funds and may be deemed to have voting and dispositive power over the shares held for the accounts of the Eminence Funds.

Mr. Sandler is the Managing member of Eminence Capital and Eminence GP and may be deemed to have voting and dispositive power with respect to the shares of Class A Common Stock directly owned by the Eminence Funds, the SMA and the Family Accounts.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13G of the Act, the beneficial owner of the shares of Common Stock reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the principal business and principal office of Eminence GP and Eminence Capital is 65 East 55th Street, 25th Floor, New York, NY 10022. The business address of Mr. Sandler is 65 East 55th Street, 25th Floor, New York, NY 10022.

Item 2(c).	CITIZENSHIP

(i)	Eminence Capital, LLC, a New York limited liability company;

(ii)	Eminence GP, LLC, a New York limited liability company; and

(iii)	Ricky C. Sandler, a United States citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Class A Common Stock, $0.001 par value (the "Class A Common Stock").

Item 2(e).	CUSIP NUMBER

594972408

CUSIP No. 594972408	13G/A	Page 7 of 9 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ________________________________________

Item 4.	OWNERSHIP

A. Eminence Capital, LLC
	(a)	Amount beneficially owned: 841,725 shares of Class A Common Stock
	(b)	Percent of class: 9.3%. The percentages used herein and in the rest of Item 4 are calculated based upon the 9,057,303 shares of Class A Common Stock outstanding on December 31, 2012, as set forth in the Company's Form 8-K dated January 28, 2013.
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 841,725 shares of Class A Common Stock
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition: 841,725 shares of Class A Common Stock

B. Eminence GP, LLC
	(a)	Amount beneficially owned: 765,377 shares of Class A Common Stock
	(b)	Percent of class: 8.5%.
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 765,377 shares of Class A Common Stock
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition: 765,377 shares of Class A Common Stock

CUSIP No. 594972408	13G/A	Page 8 of 9 Pages

C. Ricky C. Sandler
(a)	Amount beneficially owned: 844,992 shares of Class A Common Stock
(b)	Percent of class: 9.3%.
(c)	(i)	Sole power to vote or direct the vote: 1,367 shares of Class A Common Stock
	(ii)	Shared power to vote or direct the vote: 843,625 shares of Class A Common Stock
	(iii)	Sole power to dispose or direct the disposition: 1,367 shares of Class A Common Stock
	(iv)	Shared power to dispose or direct the disposition: 843,625 shares of Class A Common Stock

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Eminence Capital provides management company services to the Eminence Funds and serves as the investment adviser to the SMA. Eminence GP, the general partner or manager of the Eminence Funds, has the power to direct the investment activities of the Eminence Funds, including decisions respecting the disposition of the proceeds from the sale of the shares of Class A Common Stock. Mr. Sandler serves as the Managing Member of Eminence GP and Eminence Capital and in that capacity directs their operations.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 594972408	13G/A	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2013

/s/ Ricky C. Sandler
Ricky C. Sandler, individual, and as
Managing member of
Eminence Capital, LLC, and as
Managing Member of
Eminence GP, LLC